Exhibit 99.6

Proposed new Remuneration Policy argenx SE

This proposed remuneration policy (the “Policy”) is designed to bring the current remuneration policy in line with the necessary requirements as introduced by the Directive (EU) 2017/828 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement

The following existing practices of the company were not yet explicitly mentioned in the remuneration policy of November 7, 2017, and can therefore be regarded as the most material changes of this new remuneration policy :

(i)            an explanation of the way in which the Policy contributes to the implementation of the strategy, long-term interests and sustainability of the Company;

(ii)           an explanation of the way the pay and employment conditions of employees were taken into account when establishing the Policy;

(iii)          an overview of the fixed and variable remuneration, and of the criteria for the award of variable remuneration;

(iv)          an explanation of the decision-making process followed for the determination, review and implementation of the Policy;

(v)           a specification of the maximum percentages of fixed and variable cash incentive, and description of performance criteria that are set to receive variable cash compensation;

(vi)          a description of the remuneration of executive directors and C-level management in the form of stock options;

(vii)         an annually recurring grant of 10,000 stock options per year to non-executive members of the board;

(viii)        a description of the procedural conditions under which deviation from the Policy is allowed, and from what parts of the Policy deviation is allowed;

(ix)          incorporation of (a) the identity, mission and values of the Company; (b) the remuneration ratio and (c) the public backing; and

(x)           criteria for the duration of contracts with directors,

whereas the Policy applies to the remuneration of non-executive members of the board and C-level management as well.

This proposed Policy is established to be competitive in the (employment) markets in which we operate, mainly the United States, Europe and Japan. This means that this Policy may deviate on certain topics from European corporate governance practices in order to ensure that we can also attract highly qualified personnel in the non-European markets in which we compete for key persons. As such, the approach taken by us is to apply a remuneration policy which is overall balanced and allows tailoring individual remuneration packages to ensure a fair and competitive remuneration for the (job)market in which our key persons operate. We believe this adds to the long-term value creation for all our stakeholders.

ARGENX SE

REMUNERATION POLICY

This remuneration policy for the executive directors and non-executive directors of the board of directors (the “Board”) and C-level management (the “Management”) of argenx SE and its subsidiaries (the “Company”) has been approved by the general meeting of the Company on, and will apply as from

[date] 2020

1	General	4

2	Strategy, goals and principles	4

2.1	Strategy and goals	4

2.2	Principles	4

3	Remuneration components executive directors and Management	5

3.1	Components	5

3.2	Relative proportions	5

3.3	Fixed base salary	6

3.4	Variable annual cash compensation	6

3.5	Long-term incentive plan — stock (options)	7

3.6	Pension and fringe benefits	8

3.7	Severance arrangements	8

3.8	Contractual arrangements	8

3.9	Duration of contracts	8

4	Remuneration components non-executive members of the Board	9

4.1	General	9

4.2	Fixed fee	9

4.3	Long-term incentive plan	9

4.4	Contracts	9

5	General	9

5.1	Sustainability, societal support and claw back	9

5.2	Temporary deviations from the Policy	10

5.3	Loans and guarantees	10

5.4	Adoption of the Policy	10

5.5	Adjustment of the Policy	10

1        General

This Policy applies to the remuneration granted by us to our senior management and our statutory directors, both executive and non-executive.

2        Strategy, goals and principles

2.1       Strategy and goals

2.1.1       We are a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. We consider ourselves successful if we manage to develop and bring to the market new product candidates able to treat conditions which were not effectively treatable before, or which are more effective than existing medication and therapies, and as such are able to positively change the lives of patients all over the world. We aim to achieve such success through a strategy involving discovering, developing, testing and eventually commercializing (potential) product candidates.

2.1.2       Successful implementation of our strategy requires an intense long term effort of highly qualified persons, whereby long term success is inherently uncertain. As such, this Policy is aimed at attracting and retaining highly qualified persons for executive- and non-executive positions on our Board as well as upper level management and to motivate them to contribute to our long term goals and strategy.

2.2       Principles

This Policy contributes to the successful implementation of our strategy, achievement of our long term goals and the promotion of sustainable value creation while taking into account our identity, mission and values by applying of the following principles:

(i)      Our remuneration packages and employment conditions are competitive enough to allow us to attract the highly qualified persons we require for the implementation of our strategy

Remuneration packages offered by the Company and the fixed and variable components of which they consist are of comparable or slightly better value than those offered by our peers in those (parts of) geographical markets in which we compete for qualified personnel. Such competitiveness is ensured by performing benchmarking exercises on a regular basis, against a peer group of at least five (5) comparable companies (hereinafter the “Peer Group”).

(ii)     Our Key Persons are set short term performance targets designed to contribute to our long term success and accompanying value creation

Each Key Person is set annual goals specific to its role, consisting — to the extent appropriate for such Key Person’s position — of quantitative and qualitative targets achievable on a short term (typically one calendar year), which are designed to contribute to our long term, sustainable success. Targets promoting long term value (such as success in any stage of development, clinical testing, commercialization of our products or fund raising to support our strategy) are favored over short term successes (such as short term share value increase) which do not necessarily contribute to our long term success.

(iii)    Long term incentives promote retention of Key Persons by allowing them to benefit from our long term success

Long term incentives (such as stock based incentives) are earned and/or vested over a multi-year period, encouraging long term commitment to the Company and our strategy. The value potential of long term incentives promotes decisions which contribute to long term value over those creating unsustainable short term successes.

(iv)    The remuneration at different levels in our Company is representative of the extent to which we depend on each person for our long term success

The balance of remuneration at different levels in the Company takes into account the responsibilities and challenges specific to each role within the Company and its overall contribution to our success, as well as the other conditions of employment applicable for each role. Changes to the remuneration package of any Key Person are considered in the context of the market environment as well as the remuneration offered to other Company personnel.

3        Remuneration components executive directors and Management

3.1       Components

The remuneration of Key Persons other than non-executive members of the Board consists of the following fixed and variable components:

Fixed remuneration:

(i)      a fixed base salary;

(ii)     pension and fringe benefits; and

(iii)    severance arrangements.

Variable remuneration:

(iv)    a variable annual cash compensation (short-term annual incentive) based on specific performance targets;

(v)     a long-term share based variable incentive in the form of stock options or (restricted) stock units;

3.2       Relative proportions

Under Dutch law, we are required to describe the relative proportions of our fixed remuneration components and our variable remuneration components. We aim to achieve the following proportions:

(i)      Cash remuneration (up to 36%), of which:

•      Fixed cash remuneration up to 70%;

•      Variable cash remuneration up to 30%

(ii)     Equity based compensation (up to 64%)

* The calculation of the relevant proportion of the variable remuneration requires us to value each component. For purposes of the ratio shown above, instead of using the Black-Scholes method we are required to use in our financial reporting under International Financial Reporting Standards, we will value stock options based on the applicable Belgian laws on valuing stock options for taxation purposes. We believe that Black-Scholes is not an appropriate valuation method for the purpose of describing the abovementioned pay ratio, as this method typically results in a highly significant value of stock options even if those options are not in the money at grant and may not be (significantly) in the money any time in the foreseeable future, or at all. As the majority of our employees are taxed in Belgium, we believe the valuation method under Belgian law is representative, and provides a better understanding of the balance in our remuneration packages than does the Black-Scholes model.

3.3       Fixed base salary

The base salary of Key Persons living in Europe will be determined at a range around or slightly above the 75th percentile salary level within the European companies of the Peer Group, whereas the 50th percentile salary level of US based companies in the Peer Group will be the reference for Key Persons living in the United States. The base salary of the chief executive officer will be determined at a range around or slightly above the median salary levels payable within a blend of both European and US companies of the Reference Group.

3.4       Variable annual cash compensation

3.4.1       The base amount of the variable annual cash compensation is based on our benchmarking analysis and aim to offer a competitive remuneration for the specific position we are looking to hire (or maintain) a Key Person for. The maximum base amount of the variable annual cash compensation offered shall be between 35 — 60% of the annual base salary of a Key Person.

3.4.2       The annual variable cash incentive offered for each Key Person is in each case determined ultimately at the start of the period in which the incentive may be earned and shall be based on a scenario analysis and takes into account the benchmarking data available from the our most recent benchmarking exercises as described in clause  2.2(i).

3.4.3       The variable remuneration component is based on stringent performance based targets aimed at furthering our strategy and thereby contributing to long term value creation for the Company and its stakeholders. Specific targets are designed annually for each (group of) Key Employee, consist of objective criteria and are, depending on the role of the Key Person, linked to one or more of the following performance criteria of the Company, ensuring alignment between the Company’s performance and variable remuneration pay out:

(i)      Advancing our product pipeline and development of the Company’s product candidates;

(ii)     Furthering and/or improving the collaborations with third parties on which the Company’s success (partially) depends;

(iii)    Contributing to and promoting our core values including integrity, team work, a positive critical attitude and a supportive work environment;

(iv)    Achieving successes in clinical trials, regulatory approval processes and/or other relevant steps towards the furtherance of our product candidates;

(v)     Enabling further (equity) financing of our activities; and/or

(vi)    Personal development of our employees.

3.4.4       Subject to continued service as Key Person, the Board will assess the extent to which each of the performance criteria have been achieved, among other things by analysing the financial results and reports, and will determine the variable remuneration amount.

3.4.5       The Board shall in the first quarter of each calendar year establish if — and to what extent — the individual performance targets of a Key Person have been achieved, and to which extent the variable annual cash compensation shall become payable as a result thereof.

3.4.6       In the event of overachievement of goals set, a maximum cash compensation of up to 2 times the base amount can be earned. As a result, in case of exceptional performance, Key Persons may be granted up to 120% of their base salary in annual cash compensation.

3.4.7       The annual cash compensation is — to the extent awarded — payable within the first calendar quarter of each year.

3.4.8       The Board is authorized under Dutch law to partially or fully claim back any variable cash compensation paid to our Chief Executive Officer to the extent that such variable cash compensation was paid out on the basis of erroneous information about the achievement of the performance targets underlying such variable cash compensation.

3.5      Long-term incentive plan — stock (options)

3.5.1       We may grant stock options or rights under similar equity based incentive schemes as approved by the general meeting from time to time to align the long term financial interests of the Key Persons with those of our stakeholders.

3.5.2       The amount of stock options to be granted is based on a benchmarking exercise which is regularly performed, to ensure that the stock option grants are competitive and in line with market practice.

3.5.3       Under our stock option plan, options are granted annually and have a vesting period of minimum three (3) and maximum four (4) years.

3.5.4       Options may be exercised within a period of ten (10) years following the date of grant and only to the extent vested. Shares obtained through the exercise of options are freely transferrable.

3.5.5       The exercise price of stock options is based on the average price of the shares in a 30 calendar day period prior to the date of grant. No discount is provided.

3.5.6       For further details on the terms and conditions of our stock option plan, we refer to the stock option plan available on our website and as may be amended from time to time.

3.5.7       The amount of options granted annually to each (group of) Key Person is determined on the basis of a base package grantable to such (group of) Key Person and adjusted for each Key Person’s individual performance as established as part of its annual performance review, taking into account the individual performance targets set for such person.

3.6          Pension and fringe benefits

3.6.1       The executive director(s) and Management members shall (continue to) participate in a defined contribution pension scheme operated by a third party pension insurance organization.

3.6.2       The executive director(s) and Management members are entitled to customary fringe benefits, such as a company car.

3.7       Severance arrangements

3.7.1       In case of termination of the employment or management agreement other than for cause, Key Persons will be entitled to a severance payment in line with market practice in the Peer Group not exceeding one (1) year’s salary.

3.7.2       For our Chief Executive Officer, who is specifically at risk of being dismissed in case of a change of control of the Company, the severance payment may consist of up to eighteen (18) months’ salary.

3.7.3       The conditions of the severance are included in the employment or management contracts and are based on a recommendation of the Remuneration and Nomination Committee. The severance arrangement may also include an accelerated vesting of outstanding stock options.

3.7.4       We will prevent ‘pay for failure’ and will therefore not pay a severance arrangement in the event of seriously culpable or negligent behaviour on the part of the Key Person being dismissed. We will also not pay severance if the agreement is terminated at the initiative of the Key Person.

3.8       Contractual arrangements

Key Persons may be offered a contract of employment or a consultancy or management contract. Contracts with Key Persons may be entered into for fixed or undefined periods. Non-executive members of the Board shall be required to sign a service agreement in relation to their appointment, for which the term shall be linked to the term of their appointment by our general meeting. Contracts offered to executive members of the Board shall not be regarded as employment contracts.

3.9       Duration of contracts

3.9.1       The management contract for our Chief Executive Officer, also being our only executive director, is entered into for an indefinite period of time.

3.9.2       Employment, management or consultancy contracts with other Key Persons may be entered into for fixed periods or for indefinite periods, as is required for us to offer competitive conditions allowing for the recruitment of the highly qualified persons required to execute its business strategy.

4        Remuneration components non-executive members of the Board

4.1       General

The remuneration of non-executive members of the Board consists of the following components:

(i)      a fixed fee, consisting of a base fee and an additional fee if the non-executive director is the chairman of the board or any of its committees or if the non-executive director is a member of a board committee; and

(ii)     an annual grant of 10,000 stock options.

4.2       Fixed fee

The fixed fee of non-executive members of the Board will be determined at a range around or slightly above the median of fees payable within the Peer Group, including both European and US based companies. The additional fixed fees paid to chairmen of the Board or any of its committees and the members of these board committees shall be proportional to the additional amount of time required to perform the position of chairman of the Board and/or such committees and/or member of such committees.

4.3       Long-term incentive plan

In deviation from the Dutch Corporate Governance Code, we will grant stock options or comparable long term equity based incentives to non-executive members of the Board at appointment and subsequently once per year, to further align the interests of the members of the Board with those of our stakeholders and to contribute to our ability to attract highly qualified and experienced non-executive members of the Board. Clauses  3.5.2 to  3.5.6 apply mutatis mutandis to the stock options granted to the non-executive members of our Board.

4.4       Contracts

Upon appointment, non-executive members on our Board are required to sign a service contract which will apply for the duration of their mandate, and which among other things includes specific obligations regarding the duties of non-executive directors, corporate governance requirements, price-sensitive information, confidentiality, limitation on board positions and disclosure requirements on conflicts of interests.

5       General

5.1      Sustainability, societal support and claw back

5.1.1       By adhering (to a large extent) to the remuneration levels offered within our peer group we promote competitive sustainability of our Policy as well as broader societal support for our remuneration packages.

5.2      Temporary deviations from the Policy

5.2.1       The Board has the authority to temporarily deviate from this Policy in case of exceptional circumstances, primarily those in which deviation is necessary to serve the long-term interests and sustainability of the Company or to guarantee the viability of the Company. In case the Board intends to grant remuneration in deviation from this Policy, the following procedural requirements apply:

(i)      Unless the deviation is proposed by the Remuneration and Nomination Committee, the Remuneration and Nomination Committee will be consulted on the necessity, extent and manner of the proposed deviation and will be allowed sufficient time to deliberate the impact thereof;

(ii)     The Board must approve such deviation with a normal majority, including at least a majority of the Non-executive directors;

(iii)    In case of a proposed resolution to deviate from this Policy with regard to the remuneration of a member of our Board, such member of our Board shall not participate in the deliberation and decision making on such deviation; and

(iv)    If we decide to grant any remuneration in deviation from this Policy, we will explain the reasons and extent of such deviation in our remuneration report presented to our shareholders.

5.2.2       If exceptional circumstances warranting a deviation from this Policy should arise, we may deviate from any part of section  3 and  0 hereof. Other parts of this Policy may not be deviated from.

5.3       Loans and guarantees

No personal loans or guarantees (including mortgage loans) may be offered to any members of the Board.

5.4       Adoption of the Policy

This Policy is adopted at the proposal of our Board, in close cooperation and on the basis of a proposal of our Remuneration and Nomination Committee, with the approval of (at least 75% of) our shareholders.

5.5       Adjustment of the Policy

5.5.1       The Remuneration and Nomination Committee monitors and regularly re-evaluates whether this Policy is still suitable for our purposes. If needed, adjustments may be proposed. In deciding whether any adjustments are required, the Remuneration and Nomination Committee also takes into account our shareholders’ approval or lack thereof, of the application of the remuneration policy in the preceding year.

5.5.2       In case of adjustments to the Policy, the important modifications shall be described and explained, including the way in which the votes and views of the shareholders are taken into account. In case of a material change to this Policy and at least once every four years, the Policy will be brought to the vote of our shareholders.

5.5.3       By law, approval and adoption of the Policy requires a majority of 75% of the votes.